

January 29, 2010

By U.S. mail and facsimile

Mr. Thomas J. Cunningham, President
Cheyenne Resources Corp.
7305 Calle Sagrada
Bakersfield, CA 93309

>   **RE: Cheyenne Resources Corp.**
>   **Form 8-K Item 4.01**
>   **Filed October 28, 2009**
>   **Form 8-K/A Item 4.01**
>   **Filed November 4, 2009**
>   **Form 8-K/A Item 4.01**
>   **Filed November 20, 2009**
>   **File No. 333-140204**

Dear Mr. Cunningham:

We have completed our review of your filing and amendments and have no further comments at this time.

>   Sincerely,

>   Terence O'Brien
>   Branch Chief